Filed pursuant to General Instruction II.L.
                                               of Form F-10; File No. 333-104688


         THIS PROSPECTUS SUPPLEMENT, TOGETHER WITH THE BASE SHELF PROSPECTUS TO WHICH IT RELATES DATED APRIL 29, 2003 AND EACH DOCUMENT DEEMED TO BE INCORPORATED BY REFERENCE THEREIN, CONSTITUTES A PUBLIC OFFERING OF THESE SECURITIES ONLY IN THOSE JURISDICTIONS WHERE THEY MAY BE LAWFULLY OFFERED FOR SALE AND THEREIN ONLY BY PERSONS PERMITTED TO SELL SUCH SECURITIES. NO SECURITIES COMMISSION OR SIMILAR AUTHORITY IN CANADA HAS IN ANY WAY PASSED UPON THE MERITS OF THESE SECURITIES AND ANY REPRESENTATION TO THE CONTRARY IS AN OFFENCE.



Prospectus Supplement No. 1 dated May 27, 2003
(to Base Shelf Prospectus dated April 29, 2003)


                                  $227,100,000

                                  INCO LIMITED

      3 1/2% SUBORDINATED CONVERTIBLE DEBENTURES DUE 2052 AND COMMON SHARES
        ISSUABLE UPON CONVERSION, REDEMPTION, PURCHASE OR PAYMENT OF THE
                            SUBORDINATED DEBENTURES

         In accordance with the multijurisdictional disclosure system adopted by the U.S. Securities and Exchange Commission (the "SEC") and the provincial securities regulators in Canada, Inco Limited ("Inco") filed a registration statement (the "Shelf Registration Statement") with the Ontario Securities Commission and the SEC, which included a base shelf prospectus dated April 29, 2003 (the "Prospectus"), in order to register in the United States resales of Inco's 3 1/2% Subordinated Convertible Debentures due 2052 (the "Subordinated Debentures") and the common shares issuable upon the conversion, redemption, purchase or payment of the Subordinated Debentures (the "Underlying Shares").

         INVESTING IN INCO'S COMMON SHARES OR THE SUBORDINATED DEBENTURES INVOLVES RISKS. PLEASE CAREFULLY CONSIDER THE "RISK FACTORS" SECTION BEGINNING ON PAGE 4 OF THE PROSPECTUS.

         The holders of the Subordinated Debentures and the Underlying Shares (together, the "Registrable Securities") are entitled to the benefits of a registration rights agreement, entered into as of March 7, 2003 among Inco and the several Initial Purchasers referred to therein, for whom Morgan Stanley & Co. Incorporated and Salomon Smith Barney Inc. are acting as representatives (the "Registration Rights Agreement"). Under the Registration Rights Agreement, any holder of Registrable Securities wishing to sell Registrable Securities pursuant to the Shelf Registration Statement must deliver a Notice and Questionnaire to Inco (each such holder which has delivered a Notice and Questionnaire is referred to as an "Electing Holder"). Upon receipt of a completed and signed Notice and Questionnaire, Inco has agreed to file such documents as may be required to include the Registrable Securities covered thereby in the Shelf Registration Statement.

         Inco is filing this Prospectus Supplement so as to include in the Shelf Registration Statement the Registrable Securities of Electing Holders who have signed, completed and returned a Notice and Questionnaire to Inco after the date of the Prospectus as most recently supplemented, and also to provide current information regarding earnings coverage and information regarding the documents incorporated by reference. PLEASE SEE "EARNINGS COVERAGE" ON PAGE S-2 AND "DOCUMENTS INCORPORATED BY REFERENCE" ON PAGE S-3. A list of all of the Electing Holders as of the date hereof is attached as Schedule A to this Prospectus Supplement.

                                EARNINGS COVERAGE

         For 2002, Inco recorded total non-cash charges of $1,626 million, net of deferred income and mining taxes of $789 million, under Canadian GAAP. As a result of these non-cash charges, Inco had a net loss, before deduction of interest and income and mining taxes, of $2,070 million for the twelve months ended December 31, 2002 and, after giving effect to the initial offering of Subordinated Debentures and the concurrent offering of Convertible Debentures due 2023 (the "Convertible Debentures"), as if made as of January 1, 2002, Inco would have had a deficiency of $2,181 million in the amount required to cover its interest requirement of $111 million. Excluding these non-cash charges, after giving effect to the initial offering of Subordinated Debentures and the concurrent offering of the Convertible Debentures as if made as of January 1, 2002, consolidated net earnings, before deduction of interest and income and mining taxes of $345 million for the twelve months ended December 31, 2002, would have been 3.1 times Inco's interest requirement for 2002 of $111 million. If the initial offering of Subordinated Debentures and the concurrent offering of Convertible Debentures had been made as of April 1, 2002, excluding non-cash charges of $1,613 million, net of deferred income and mining taxes of $785 million, consolidated net earnings, before deduction of interest and income and mining taxes of $302 million for the twelve months ended March 31, 2003 would have been 2.7 times Inco's interest requirement of $112 million. As Inco's zero coupon convertible notes ("LYON Notes"), Subordinated Debentures and Convertible Debentures are treated as equity for Canadian GAAP purposes, Inco's interest requirement does not include the carrying charges associated with these securities. Had Inco accounted for the LYON Notes, the Subordinated Debentures and the Convertible Debentures as debt, as is required by U.S. GAAP, the carrying charges of the LYON Notes, the Subordinated Debentures and the Convertible Debentures would have been reflected in interest expense and Inco would have had a deficiency of $2,193 million and $2,220 million in the amount required to cover its interest requirement for the twelve months ended December 31, 2002 and March 31, 2003, respectively.

         The information included in this section is based upon Inco's audited financial statements prepared in accordance with Canadian GAAP, which differ in certain material respects from U.S. GAAP. As a result of the above-referenced non-cash charges, which totaled $2,247 million, net of deferred income and mining taxes of $947 million, for U.S. GAAP purposes, Inco had a net loss, before deduction of the cumulative effect of a change in accounting principles of $18 million, interest and income and mining tax expenses, of $2,867 million for the twelve months ended December 31, 2002 and, after giving effect to the initial offering of Subordinated Debentures and the concurrent offering of Convertible Debentures, as if made as of January 1, 2002, Inco would have had a deficiency of $2,990 million in the amount required to cover its interest requirement of $123 million for the twelve months ended December 31, 2002. Excluding these non-cash charges, after giving effect to the initial offering of Subordinated Debentures and the concurrent offering of Convertible Debentures as if made as of January 1, 2002, consolidated net earnings, before deduction of interest and income and mining taxes of $327 million for the twelve months ended December 31, 2002, would have been 2.7 times Inco's interest requirement of $123 million. If the offering of Subordinated Debentures and the concurrent offering of Convertible Debentures had been made as of April 1, 2002, excluding the cumulative effect of a change in accounting principles of $18 million, non-cash charges of $2,234 million, net of deferred income and mining taxes of $943 million, consolidated net earnings, before deduction of interest and income and mining taxes of $287 million for the twelve months ended March 31, 2003, would have been 2.3 times Inco's interest requirement of $124 million. For further information regarding the differences between Canadian GAAP and U.S. GAAP, see
Note 22 to Inco's consolidated financial statements included as an Exhibit to its 2002 10-K.

                       DOCUMENTS INCORPORATED BY REFERENCE

         THIS  SECTION  AMENDS,  SUPERSEDES  AND  REPLACES IN ITS  ENTIRETY  THE
SECTION IN THE PROSPECTUS ENTITLED "DOCUMENTS INCORPORATED BY REFERENCE".

         The following documents, filed with the SEC and/or with the applicable securities commissions or similar authorities in all of the provinces of Canada, are incorporated by reference herein and form an integral part of the
Prospectus:

         o the Annual Report on Form 10-K of Inco for the fiscal year ended December 31, 2002;

         o the Proxy Circular and Statement of Inco dated February 10, 2003 other than the sections entitled "Report of the Management Resources and Compensation Committee on Executive Compensation" and "Comparative Shareholder Return";

         o    the Report on Form 8-K of Inco dated February 26, 2003;

         o the material change report of Inco dated March 4, 2003 relating to the issuance of the Subordinated Debentures and the Convertible Debentures;

         o    the Report on Form 8-K of Inco dated March 11, 2003; and

         o the Quarterly Report on Form 10-Q of Inco for the fiscal quarter ended March 31, 2003.

         Although not incorporated by reference, a technical report pertaining to Inco's Goro nickel-cobalt project, dated effective as of December 31, 2002, has been filed with the Canadian securities regulatory authorities.

         Material change reports (other than confidential reports), annual and interim financial statements, annual information forms and information circulars which are filed by us with a securities commission or any other similar authority in Canada, and similar reports filed with the SEC, after the date of the Prospectus and prior to the termination of the distribution under the Prospectus shall be deemed to be incorporated by reference into the Prospectus.

         ANY STATEMENT CONTAINED IN A DOCUMENT INCORPORATED OR DEEMED TO BE INCORPORATED BY REFERENCE HEREIN SHALL BE DEEMED TO BE MODIFIED OR SUPERSEDED FOR THE PURPOSES OF THE PROSPECTUS TO THE EXTENT THAT A STATEMENT CONTAINED HEREIN, OR IN ANY OTHER SUBSEQUENTLY FILED DOCUMENT WHICH ALSO IS OR IS DEEMED TO BE INCORPORATED BY REFERENCE HEREIN, MODIFIES OR SUPERSEDES THAT STATEMENT. THE MODIFYING OR SUPERSEDING STATEMENT NEED NOT STATE THAT IT HAS MODIFIED OR SUPERSEDED A PRIOR STATEMENT OR INCLUDE ANY OTHER INFORMATION SET FORTH IN THE
DOCUMENT THAT IT MODIFIES OR SUPERSEDES. THE MAKING OF A MODIFYING OR SUPERSEDING STATEMENT SHALL NOT BE DEEMED AN ADMISSION FOR ANY PURPOSES THAT THE MODIFIED OR SUPERSEDED STATEMENT, WHEN MADE, CONSTITUTED A MISREPRESENTATION, AN UNTRUE STATEMENT OF A MATERIAL FACT OR AN OMISSION TO STATE A MATERIAL FACT THAT IS REQUIRED TO BE STATED OR THAT IS NECESSARY TO MAKE A STATEMENT NOT MISLEADING IN LIGHT OF THE CIRCUMSTANCES IN WHICH IT WAS MADE. ANY STATEMENT SO MODIFIED OR SUPERSEDED SHALL NOT BE DEEMED, EXCEPT AS SO MODIFIED OR SUPERSEDED, TO CONSTITUTE A PART OF THE PROSPECTUS.

         Copies of the documents incorporated in the Prospectus by reference may be obtained on request without charge from the Office of the Secretary, Inco Limited, 145 King Street West, Suite 1500, Toronto, Ontario, M5H 4B7, telephone
(416) 361-7511.

                                   SCHEDULE A
                            LIST OF ELECTING HOLDERS





NAME OF SELLING SECURITYHOLDER                            PRINCIPAL AMOUNT
------------------------------                            ----------------
Alpine Associates                                              $10,220,000
Alpine Partners, L.P.                                          $ 1,380,000
Akela Capital Master Fund, Ltd.                                $10,000,000
B.G.I. Global Investors                                        $   575,000
Bear, Stearns & Co. Inc.                                       $ 2,000,000
BTES - Convertible ARB                                         $   200,000
BTOP Growth vs Value                                           $   800,000
Citigroup Global Markets Inc.                                  $ 5,000,000
Credit Suisse First Boston LLC                                 $ 1,250,000
Forest Fulcrum Fund L.L.P.                                     $ 1,770,000
Forest Global Convertible Fund Series A-5                      $ 6,775,000
Forest Multi-Strategy Master Fund SPC                          $   977,000
JP Morgan Securities Inc.                                      $ 3,000,000
KBC Convertible Arbitrage Fund                                 $18,920,000
KBC Convertible Mac 28 Ltd.                                    $ 1,720,000
LLT Limited                                                    $   531,000
Lyxor Master Fund                                              $ 6,308,000
Melody IAM Ltd.                                                $   860,000
OIP Limited                                                    $ 1,683,000
Oppenheimer Convertible Securities Fund                        $ 2,000,000
Pioneer High Yield Fund                                        $92,900,000
Pioneer High Yield VCT Portfolio                               $   100,000
Pioneer U.S. High Yield Corp. Bond Sub Fund                    $ 3,300,000
RBC Alternative Assets LP                                      $   545,000
Relay 11 Holdings                                              $   266,000
SG Cowan Securities - Convertible Arbitrage                    $ 7,500,000
Silverback Master, Ltd.                                        $21,000,000
Silvercreek II Limited                                         $ 1,020,000
Silvercreek Limited Partnership                                $ 2,397,000
Sphinx Convertible Arbitrage                                   $   148,000
Sunrise Partners Limited Partnership                           $   500,000
Swiss Re Financial Products Corp.                              $ 5,000,000
TD Securities (USA) Inc.                                       $ 3,000,000
White River Securities L.L.C.                                  $ 2,000,000
Wolverine Asset Management, LLC                                $ 3,250,000
Xavex-Convertible Arbitrage 4 Fund                             $   221,000
Zurich Master Hedge Fund                                       $   884,000